

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2021

Ngai Ngai Lam
Chief Executive Officer
China Liberal Education Holdings Ltd
Room 1618 Zhongguangcun MOOC Times Building
18 Zhongguangcun Street, Haidian District
Beijing, People's Republic of China 100190

> **Re: China Liberal Education Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 1-39259**

Dear Ms. Lam:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F filed April 30, 2021

Consolidated Statements of Cash flows, page F-6

1.    For the year ended December 31, 2020, please tell us how you calculated the cash flow amounts for prepaid expenses and other current assets of $753,405, contract receivables of $(719,615) and repayment of due to a related party of $(1,439,799).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at (202) 551-3651 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services